August 8, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Re:	SS&C Technologies Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-34675

Ladies and Gentlemen:

We refer to Kathleen Collins’ letter dated July 29, 2013 (the “Letter”), which sets forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) for SS&C Technologies Holdings, Inc. (“Holdings” or the “Company”) regarding our Form 10-K for the fiscal year ended December 31, 2012. Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in the Letter immediately preceding our response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Long-lived Assets, Intangible Assets and Goodwill, page 44

1.	We note from your response to prior comment 1 that at December 31, 2012, the fair value of your reporting unit exceeded its carrying value by 153%. As such, please clarify why your disclosures state that the first step of the impairment analysis indicated that the fair value exceeded the carrying value by more than 25% at December 31, 2012. In this regard, tell us whether you considered disclosing the actual amount by which the fair the fair value exceeds the carrying value or perhaps a percentage that is more in line with the actual results (i.e. greater than 150%).

Response:

We note that the Staff has in recent years expressed an expectation that companies disclose when reporting units are at risk of failing step one of the impairment test or, conversely, that the fair value of reporting units is substantially in excess of carrying value. Since 2010, to address the Staff’s expectation, the Company has utilized a threshold of 25% to indicate to readers that the fair value of its reporting unit is in fact substantially in excess of its carrying value. The purpose of this disclosure is to convey to investors the likelihood that there will or will not be an impairment charge. We believe that the 25% threshold is a level at which this goal is achieved.

2.	Please describe for us the seven components that comprise your one reporting unit and explain in further detail how these components met the aggregation criteria of ASC 350-20-55.

Response:

The Company is a leading provider of mission-critical, software products and software-enabled services that allow financial services providers to automate complex business processes and manage their information processing requirements. The Company’s portfolio of software products and software-enabled services allows its clients to automate and integrate front-office functions such as trading and modeling, middle-office functions such as portfolio management and reporting, and back-office functions such as accounting, performance measurement, reconciliation, reporting, processing and clearing. The Company’s solutions enable its clients to focus on core operations, better monitor and manage investment performance and risk, improve operating efficiency and reduce operating costs.

The Company operates under the single brand name “SS&C” and goes to market with a single business objective: to provide the global financial services industry with a broad range of highly specialized software, software enabled-services and software as a service (SaaS) solutions. We provide asset managers with mission-critical processing for information management, analysis, trading, accounting, reporting and compliance.

The global financial services industry is diverse and, in order to better serve specific market segments within the industry, we have organized our product and service offerings into seven categories. These categories, which we consider components as defined by ASC 350-20-35-34, are distinguished by the primary type of assets that the customer manages and that the software is designed to service, as well as the primary market each component serves. The Company’s seven components each offer investment management software and related services.

Management has identified the following seven components:

Alternative Assets – This component serves alternative asset managers, such as hedge funds, private equity groups, funds of funds, managed accounts and family offices. The software products offered by this component are designed to support portfolio management for global investment strategies, as well as net asset value calculations, partnership allocations and investor and compliance reporting. Approximately 59% of the Company’s revenues are attributable to this component.

Asset Management Products – This component serves large, global asset managers and private wealth managers. The software products offered by this component are designed to streamline the portfolio management of global investment portfolios with a focus on equity investment strategies. Approximately 19% of the Company’s revenues are attributable to this component.

Institutional Products – This component serves insurance companies, institutional asset managers and commercial lenders. The software products offered by this component are designed to support fixed income investment strategies and are capable of supporting the integrated management of multiple asset portfolios. Approximately 12% of the Company’s revenues are attributable to this component.

Financial Institutions – This component serves the buy-side and sell-side of financial institutions, such as bank treasury departments, large regional banks, community banks and credit unions. The software products offered by this component are designed to support collateralized trading and money market issuance services and provide multi-bank, multi-entity and multi-currency integration of trade functions to financial institutions. Approximately 4% of the Company’s revenues are attributable to this component.

Financial Markets/FIX Network Connectivity – This component serves securities traders and broker-dealers. The software products and services offered by this component are designed to support securities trading and modeling, as well as FIX connectivity services. Approximately 3% of the Company’s revenues are attributable to this component.

Property Management – This component serves real estate investment managers and property managers. The software products and services offered by this component are designed to support the management of real estate holdings, including facility operating functions. Approximately 3% of the Company’s revenues are attributable to this component.

Municipal Finance – This component serves municipal finance groups and investment banks. The software products and services offered by this component are designed to support a broad spectrum of municipal finance concerns, including revenue bonds, student loans and FHA securitizations, as well as cash flow modeling and database management. Approximately 1% of the Company’s revenues are attributable to this component.

As described below, the Company aggregates its seven components into a single reporting unit consistent with the guidance in ASC 350-20-35-35 and ASC 350-20-55-6 through 55-7. In determining whether the components of an operating segment should be considered economically similar, ASC 350-20-55-6 indicates that the evaluation is a matter of judgment that depends on specific facts and circumstances, and should be more qualitative than quantitative. ASC 350-20-55-7 provides factors to be considered, in addition to the factors set forth in ASC 280-10-50-11, in determining whether components shall be aggregated into one reporting unit based on their similar economic characteristics. We have considered this guidance in reaching our conclusion that our seven components should be aggregated into a single reporting unit.

In determining that these components met the aggregation criteria of ASC 350-20-35-35, we first considered the following aggregation criteria outlined in ASC 280-10-50-11:

1.	Similar long-term financial performance

The guidance suggests that components often exhibit similar long-term financial performance if they have similar economic characteristics. We evaluate the financial performance of our components using Contribution Margin, which excludes corporate overhead and certain non-cash expenses. We note that each of the Company’s components is and has been profitable. While the inclusion of a significant license sale, which typically generates a very high margin, will affect the Contribution Margin of a component in any given period, each of the components typically has generated a Contribution Margin ranging from 30%-55%.

2.	The nature of the products and services

The nature of the Company’s products and services is similar across all components. Each of the components is in the business of providing investment management software and services. The primary distinction between them is simply the primary type of assets that each is designed to service (see preceding discussion). Each component utilizes the Company’s proprietary technology to deliver products and related services utilized in the management, accounting and reporting of financial assets. SS&C is a singular brand within the financial services sector and its product and service offerings can be utilized by a broad range of clients in the financial services industry.

3.	The nature of the production processes

All of the Company’s products and services rely on software. The Company maintains a research and development organization which services the needs of each component. Although certain development professionals may be more focused on a particular component’s offerings, it is very common for developers to work on efforts across components.

4.	The type or class of customer for their products and services

As mentioned above, the Company’s client base is the global financial services industry. While the offerings of our seven components may lend themselves to a particular segment of the financial services industry, there is significant overlap in clients among the components because many of our clients have operations in multiple segments of the financial services industry.

5.	The methods used to distribute their products or provide their services

The Company utilizes a direct sales force to market all products and services and employs a common sales force across all product lines. While certain sales people focus on some industry segments more than others, the majority of the Company’s sales people are able to sell the entire suite of SS&C products and services. As mentioned above, clients may require products and services across multiple product lines and components. The Company’s software-enabled solutions are delivered electronically to clients. The Company’s software products are delivered to clients consistently through either physical medium (CD) or provided electronically through the SS&C Solutions Center.

6.	The nature of the regulatory environment

None of our components are subject to significant regulatory considerations other than typical labor and environmental regulations.

We note that while ASC 350-20-55-7 requires consideration of the above factors outlined in ASC 280-10-50-11, it also indicates that every factor need not be met in order for two components to be considered economically similar. Additionally, management considered the following four additional criteria outlined in ASC 350-20-55-7:

7.	The manner in which an entity operates its business and the nature of those operations

All of our components are engaged in providing investment management software and services to customers in the financial services industry under the single brand name “SS&C”. The Company makes the resources of any given component available to each of the other components based on need, as the skill sets are generally transferable. For example, a significant project in Institutional Products may utilize resources generally associated with another component, such as Asset Management or Alternative Assets.

8.	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert

Our ability to maximize the value of our product and service offerings to our clients is largely dependent upon our intellectual property, including our proprietary software and the know-how of our people. Because we use common intellectual property and know-how to deliver our products and services to clients in all seven of our components, we believe that our goodwill is recoverable from our seven components working in concert. Furthermore, because many of our clients operate in more than one of the financial services industry segments, our ability to acquire those clients is dependent upon our ability to serve multiple segments of the industry. We believe that this also demonstrates the economic interdependency of our components.

9.	The extent to which the component businesses share assets and other resources

As noted in factors 3 and 5 above, the Company’s components share research and development resources and utilize the same sales force. Our components also share the same information technology infrastructure, including data centers, as well as physical facilities. Each component utilizes and relies upon the “SS&C” brand name to pursue new business and relies upon the client relationships of other components for cross-sell opportunities in generating new business.

Each component also utilizes the corporate infrastructure for human resource services, legal services and accounting and reporting services.

10.	Whether the components support and benefit from common research and development projects

As noted in factor 3, the Company’s research and development organization services the needs of each component. Technologies developed for one component are often deployed within other components. Examples of such common projects are the client Internet portal to exchange financial information with clients and mobility solutions for the ipad and similar devices which are tailored to fit the services offered by each component.

Based on our review of the factors described above, management has concluded that the components possess similar economic characteristics and should be aggregated into a single reporting unit.

Notes to Consolidated Financial Statements

Note 14. Commitments and Contingencies, page F-27

3.	We note from your response to our prior comment 3 that you intend to update the disclosure in your next periodic filing to discuss a proposed settlement for the Fairfield Greenwich-Related action that would be funded entirely by your insurance providers. As previously requested, supplementally provide us with the revised disclosures that you intend to include in your next filing. Also, tell us whether you have recorded a liability relating to this settlement and explain to us the extent to which you have considered recovery from your insurance carrier. We refer you to ASC 210-20-45-1. With regards to the Millennium Actions, tell us whether you considered revising your disclosures to indicate, as you have asserted in your response, that the possibility of loss related to this matter is remote.

Response:

As requested, below is the revised disclosure that the Company intends to include in its next filing (our Quarterly Report on Form 10-Q, which we expect to file on August 9, 2013). Please note that the proposed settlement arose subsequent to the filing of the Company’s last 10-Q; we are not “revising” the old disclosure but rather we are planning to provide new disclosure that reflects changes that occurred subsequent to the last 10-Q. Also, please note that this disclosure is still in draft form and is subject to change to reflect any change in facts and circumstances before the filing date.

In June 2013, all of the parties to the Anwar Action and the Derivative Actions, as well as certain insurers who have agreed to provide GlobeOp with coverage for these claims, entered into a binding memorandum of understanding to resolve all disputes and claims between and among the parties. GlobeOp’s insurers have agreed to fund the entirety of the contemplated settlement payments. The prospective settlements remain subject to final documentation, approval by the courts in which the Anwar Action and the Derivative Actions are pending, and various other conditions.

The Company has recorded a liability for the full amount of the contemplated settlement, which is included in “Other accrued expenses” on its Condensed Consolidated Balance Sheet at June 30, 2013. Additionally, the Company has recorded an insurance claim receivable for the same amount, as the recovery is probable and not subject to dispute (the insurance companies are parties to the memorandum of understanding, which stipulates that they make the settlement payment directly). The situation does not appear to meet the conditions for offsetting as described in ASC 210-20-45-1 and therefore the insurance claim receivable is included in “Prepaid expenses and other current assets” on the Company’s Condensed Consolidated Balance Sheet.

With respect to the Millennium Actions, management has consistently applied ASC 450-20-50-3 through 50-4 in guiding its disclosure for this contingency. Due to the size of the face amount of the claim, management believes disclosure is appropriate. In light of the Staff’s comment, we will prospectively update our disclosures to include the following statement in the Company’s next filing (our Quarterly Report on Form 10-Q, which we expect to file on August 9, 2013).

The Company believes that it has strong defenses to the Millennium Actions and is vigorously contesting these matters. The amount of any potential loss in excess of insurance recoveries, if any at all, cannot be reasonably estimated at this time.

We supplementally advise the Staff that we will continue to monitor the disclosure related to this loss contingency and will update the disclosure if and when required in accordance with ASC 450-20-50, including the disclosure of any reasonably possible losses.

* * *

If you have any questions, please do not hesitate to call me at (860) 298-4738.

Sincerely,

SS&C Technologies Holdings, Inc.

/s/ Patrick Pedonti
Patrick Pedonti
Chief Financial Officer
August 8, 2013

cc:	Paul G. Igoe, Esq.
David A Westenberg, Esq.